SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              METHOD PRODUCTS CORP.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE

                         (Title of Class of Securities)

                                    59151Q105

                                 (CUSIP Number)

                              METHOD PRODUCTS CORP.
            1301 West Copans Road, Suite F-1, Pompano Beach, FL 33064
                                 (954) 968-1913

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

FORM13.d

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



1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark Weitsman

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

         OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

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NUMBER OF        7    SOLE VOTING POWER           3,350,000 (includes 1,000,000
SHARES                                            Shares underlying presently
BENEFICIALLY                                      exercisable Option)
OWNED BY         8   SHARED VOTING POWER          -0-
EACH

REPORTING        9   SOLE DISPOSITIVE POWER       3,350,000(includes 1,000,000
PERSON                                            Shares underlying presently
WITH                                              exercisable Option)
                10   SHARED DISPOSITIVE POWER     -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



FORM13.d

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3,350,000 (includes 1,000,000 Shares underlying presently Exercisable Option)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37%

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14   TYPE OF REPORTING PERSON*

         IN

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Item 1.  Security and Issuer.

         Common Stock, $.0001 par value of Method Products Corp., a Delaware corp.

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Item 2.  Identity and Background.

     (a)          Name of Person Filing:  Mark Weitsman

     (b)          Business address: 1301 West Copans Road, Suite F-1,
                                    Pompano Beach, FL 33064

     (c)          Present Occupation:
                      Director, President and Chief Operating Officer of Method Products Corp., a full service communications systems provider located at 1301 West Copans Road, Suite F-1, Pompano Beach, FL 33064

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or

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                  prohibiting or mandating activities subject to federal or
                  state securities laws or finding any violation with respect to such laws.

     (f)          USA

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Item 3.  Source and Amount of Funds or Other Consideration.

         All shares and options beneficially owned by the Reporting Person were acquired pursuant to the Reporting Person's employment with the Issuer and a Stock Option granted to the Reporting Person by the Issuer's predecessor on 6/15/00.

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Item 4.  Purpose of Transaction.

         The acquisition of securities of the Issuer by the Reporting Person was pursuant to a merger by and between The Arielle Corp., a Delaware corporation ("Arielle") and Method Products Corp., a Florida corporation ("Method") on October 6, 2000 whereby all of the issued and outstanding shares of common stock of Method were exchanged on a tax-free basis for shares of the common stock of Arielle, in a transaction in which Arielle, whose name was changed to Method Products Corp. in the Certificate of Merger filed with the Delaware Secretary of State, was the surviving legal corporation (the "Issuer").

         In connection with the merger, the officers and directors of Method have become the officers, in their same prior capacities, and directors of the Issuer and the officers and directors of Arielle have resigned. The Issuer will continue the business and operations of Method.

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Item 5.  Interest in Securities of the Issuer.

         Reporting Person beneficially owns an aggregate of 3,350,000 shares (which includes 1,000,000 Shares underlying presently exercisable Option) of which he has sole voting and dispositive power.

         No transactions have been effected during the past sixty days by the Reporting Person.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

         None

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                     October 16, 2000
                                   ----------------------------------------
                                                   (Date)
                                     /s/ Mark Weitsman
                                   ----------------------------------------
                                                 (Signature)
                                    Mark Weitsman, Director, President and
                                                   Chief Operating Officer
                                   ----------------------------------------
                                                 (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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